N E W S R E L E A S E

July 14, 2003	TSX Venture Exchange: CPQ

CANPLATS TO TEST TWO TYPES OF TARGETS AT GEIKIE PROPERTY NEAR THUNDER BAY

Vancouver, B.C., July 14, 2003 – Canplats Resources Corporation (TSX-V: CPQ) is pleased to report that diamond drilling commenced on July 8, 2003 at its wholly-owned Geikie property located approximately 45 kilometers north-northeast of the Lac des Iles platinum group metal (PGM) mine. The hole was collared in Nipigon diabase, as intersected in previous programs.

The exploration models for ongoing exploration work at Canplats’ Nipigon Plate-area properties are Voisey’s Bay in Labrador and the Noril’sk Mine in Russia where nickel-copper-PGM sulphide mineralization accumulated at the base of an intrusive. At Canplats’ Geikie property, computer modeling of detailed airborne data suggests that a large intrusive underlies the Nipigon diabase sill. A second target at Geikie is remobilized PGM mineralization in the enclosing Archean metavolcanics. Pillow basalts and flows of the Garden Lake Greenstone Belt have been mapped on the edge of a significant magnetic anomaly over which the property was staked. The drill hole now under way is designed to test both types of targets.

The drill hole is expected to cross the intrusive-volcanic contact between 700 and 800 meters below surface and will be extended up to 100 meters beyond. It is anticipated that the drilling program will take 10 to 12 days to complete, with assays to follow.

Canplats Resources Corp. (www.canplats.com) is a junior mining company that maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario and has completed geophysics to refine drill targets that are prospective for platinum group mineralization. The company also holds a 100% interest the drill-ready Rodeo epithermal gold prospect in Durango state, Mexico.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.